Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14d-9 under the

Securities Exchange Act of 1934, as amended

Filer: Surgical Care Affiliates, Inc.

Subject Company: Surgical Care Affiliates, Inc.

Filer’s Commission File Number: 001-36154

Date: March 10, 2017

Q&A FOR SURGICAL CARE AFFILIATES TEAMMATES

As you know, Surgical Care Affiliates, Inc. (“SCA”) entered into an agreement (the “Merger Agreement”) with UnitedHealth Group Incorporated (“UHG”) and certain of its subsidiaries, pursuant to which SCA will be acquired by UHG, as more fully described below. The closing of the acquisition is expected to occur in the first half of 2017 (the “Closing”).

The transaction is structured as a tender offer (the “Tender Offer”), pursuant to which UHG has made an offer to exchange each outstanding share of SCA common stock (“SCA Shares”) for a fixed value of $57.00, comprised of $11.40 in cash and a number of shares of UHG common stock (“UHG Shares”) equal to the quotient of $45.60 divided by the volume weighted average of the closing sale prices of UHG Shares over a defined period prior to the Closing.1 UHG may elect to substitute additional cash consideration for a portion of the UHG Shares, but the cash consideration will not exceed $27.93.

By way of example, assuming a volume weighted average of the closing sale prices of UHG Shares of $159.63, an SCA shareholder owning 10 SCA Shares would be entitled to receive consideration of approximately $ 114.00 in cash and 2 UHG Shares. The SCA shareholder would also be entitled to receive $136.80 in cash in lieu of fractional UHG Shares, for total cash consideration of approximately $250.80.

The completion of the Tender Offer is conditioned on the tender of a majority of the outstanding SCA Shares and the satisfaction of other customary conditions.

The procedures for tendering SCA Shares are described in further detail in the offer documentation and instructions that have been mailed to all holders of SCA Shares free of charge. These materials have also been made available for free at the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional copies may be obtained for free by contacting UHG’s Investor Relations department at (800) 328-5979. In addition, if you have questions about the Tender Offer or the Merger, or if you need to obtain copies of the prospectus/offer to exchange, the related letter of transmittal or the other exchange offer documents, you may also contact D.F. King & Co., Inc., the information agent for the Tender Offer (“D.F. King”), at (212) 269-5550 (Banks and Brokers Call Collect) or (800) 431-9645 (All Others Call Toll-Free) or by sending an e-mail to: UNH@dfking.com. You will not be charged for any of the documents you request from D.F. King.

Assuming that the Tender Offer is completed, UHG will acquire any remaining SCA Shares not tendered in the Tender Offer, and assume certain outstanding equity awards in respect of SCA Shares (“SCA Equity Awards”), through a second-step merger (the “Merger”). The Tender Offer and the Merger are referred to together as the “Transactions.”

[1]	The use of a volume weighted rather than simple average means that the closing price on a day with higher trading volume will impact the average more than the closing price on a day with lower trading volume.

We realize you may not be familiar with this type of transaction and likely have questions about how the Transactions will affect your outstanding SCA Shares as well as your outstanding SCA Equity Awards. We have addressed some of the more common questions in the pages below. These responses are not comprehensive and the Transactions’ effects on your SCA Shares and SCA Equity Awards will depend on your own personal situation, and we therefore encourage you to seek tax and financial advice from your personal advisors.

Introduction

Q.	Will I become a UHG employee?

A.	Not immediately. Following the Closing, you will remain an employee of SCA, which will be a wholly-owned subsidiary of UHG and part of its OptumCare Group. It is possible that all SCA teammates will become UHG teammates at some time in the future.

Q.	What is the tender offer?

A.	The tender offer is an offer by a third-party to acquire a company’s outstanding shares for a specified price and on the terms of the offer. In this case, UHG is offering a fixed value of $57.00 per share for all outstanding SCA Shares, including any SCA Shares you own. The ratio of cash to UHG Shares is established pursuant to the terms of the Merger Agreement, and only UHG may determine to increase the cash portion, within the established limit, in lieu of delivering a commensurate number of UHG Shares.

Q.	How do I tender my SCA Shares?

A.	The steps you will need to take to tender your SCA Shares depend on whether you are a registered holder of SCA Shares or whether you hold your SCA Shares through a broker, dealer, commercial bank, trust company or other nominee (each, a “Broker or Other Nominee”):

•	if you are a registered holder of SCA Shares and you hold your SCA Shares in book entry form directly with SCA via the direct registration system, you must complete and deliver a letter of transmittal, along with any required signature guarantees and any other required documents to Wells Fargo Bank, N.A., the exchange agent for the Tender Offer (“Wells Fargo”), at its address set forth in the prospectus/offer to exchange and the related letter of transmittal;

•	if you hold your SCA Shares in electronic book-entry form, you must deliver an agent’s message in connection with a book-entry transfer, and any other required documents, to Wells Fargo at its address set forth in the prospectus/offer to exchange and the related letter of transmittal and follow the other procedures for book-entry tender set forth therein; or

•	if you hold your SCA Shares through a Broker (e.g., E*Trade) or Other Nominee you should contact your Broker or Other Nominee to determine the steps you will need to take to tender your SCA Shares.

If you are not sure whether you are a registered holder of SCA Shares or hold your SCA Shares through a Broker or Other Nominee, we encourage you to contact D.F. King at (212) 269-5550 (Banks and Brokers Call Collect) or (800) 431-9645 (All Others Call Toll-Free) or by sending an e-mail to: UNH@dfking.com.

Q.	Should I tender my SCA Shares?

A.	After a thorough review of the Tender Offer with its outside legal and financial advisors, the SCA board of directors unanimously determined that the Transactions are fair and advisable to, and in the best interest of, SCA and its shareholders and recommended that SCA’s shareholders tender their SCA Shares in the Tender Offer.

Q.	What will happen if I don’t tender my SCA Shares?

A.	If you do not tender your SCA Shares in the Tender Offer, on the Closing, each SCA Share you hold will be exchanged in the Merger for a mix of cash and UHG Shares with a fixed value of $57.00 per share, without further action on your part. The mix of cash and UHG Shares you receive for your SCA Shares will be the same whether your SCA Shares are tendered in the Tender Offer or exchanged in the Merger. Following the Transactions, the SCA Shares will no longer be listed for trading on the Nasdaq Global Select Market (“NASDAQ”). UHG Shares are listed for trading on the New York Stock Exchange. SCA shareholders tendering their SCA Shares may receive the transaction consideration sooner than SCA shareholders who do not tender their SCA Shares.

Q.	How will I receive the transaction consideration in exchange for my tendered SCA Shares?

A.	Wells Fargo is acting as exchange agent for the Transactions. If you are a registered holder of SCA Shares, you will receive the cash component of the transaction consideration as a check and a report including the number of UHG Shares you received (and the account in which the UHG Shares are held) in the mail from Wells Fargo following its receipt of the required documentation. If you hold your SCA Shares through a Broker or Other Nominee, your Broker or Other Nominee will likely mail the transaction consideration to you or deposit the transaction consideration in your account.

Q.	Where will I be able to locate the UHG Shares I receive in the Transactions?

A.	Following the Closing, registered holders of SCA Shares should receive a report from Wells Fargo that includes the number of UHG Shares they have received and the account in which UHG Shares are held. In order to locate your UHG Shares and confirm the relevant details, you may contact Wells Fargo or D.F. King using the contact details contained in the letter of transmittal. If you hold your SCA Shares through a Broker or Other Nominee you should contact your Broker or Other Nominee to determine the number and location of UHG Shares you have received as transaction consideration.

Q.	Until what time can I tender my SCA Shares in the Tender Offer?

A.

The Tender Offer is scheduled to expire at 12:01 a.m., New York City time, on Tuesday, March 21, 2017, unless extended or earlier terminated. Any extension, delay, termination, waiver or amendment of the Tender Offer will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all SCA Shares previously tendered and not properly withdrawn will remain subject to the Tender Offer, subject to the rights of a tendering SCA shareholder to withdraw its SCA Shares.

Q.	Until what time can I withdraw tendered SCA Shares?

A.	You may withdraw your previously tendered SCA Shares at any time until the Tender Offer has expired or if UHG fails to promptly accept and pay for your tendered SCA Shares. Once UHG accepts your tendered SCA Shares for exchange, however, you will no longer be able to withdraw them.

Q.	Can I sell my SCA Shares and/or exercise vested options to purchase SCA Shares prior to the Closing?

A.	Yes. If you sell your SCA Shares prior to the Closing, you will receive whatever the current trading price of SCA Shares is at the time. However, please note that no trading activity or exercise of stock options to purchase SCA Shares (“SCA Options”) will be possible after the NASDAQ closes on the business day prior to the Closing, and it is possible that we will halt such activity even earlier as the Closing approaches.

You continue to be subject to all SCA insider trading policies and procedures regarding the buying or selling of SCA Shares and exercise of SCA Options and are encouraged to review those policies and procedures.

Treatment of Outstanding Options to purchase SCA Shares,

Restricted Stock Units and Performance Share Awards

Q.	What will happen to my outstanding unexercised SCA Options in the Merger?

A.	If you hold unexercised SCA Options, you cannot tender them in the Tender Offer and, instead, they will be automatically converted as of the Closing into options to purchase UHG Shares (“UHG Options”) as a result of the Merger. The number of UHG Shares and the exercise price will be adjusted to reflect the difference in the $57 per share value of SCA Shares in the Transactions and the value of the UHG Shares at the Closing, but the terms of your new UHG Options will generally be the same as the terms of your SCA Options. The vesting schedules and other terms of your SCA Options will not change, except that the post-Closing protection period in the event of certain terminations has been extended from two years to four years. This change means that the vesting of certain awards will be accelerated if your employment is terminated by SCA without “cause” within four years following the Closing rather than two years. Please review your individual award agreements to determine if this change applies to your SCA Options.

For example, and purely by way of illustration, if you hold 1,000 SCA Options with an exercise price equal to $30.00 and assuming a value of UHG Shares equal to $159.63, you will hold 357 UHG Options with an exercise price equal to $84.02, thereby generally preserving the aggregate intrinsic value of your outstanding awards as of the Closing.

You will not owe any taxes based on the conversion of your unexercised SCA Options. You do not need to submit any paperwork for this conversion, and no paperwork will be sent to you in connection with this conversion. Following the Closing, you will receive a communication detailing the number of UHG Shares underlying the UHG Options and the applicable exercise prices.

Q.	What will happen to my unvested SCA RSUs in the Merger?

A.	If you hold unvested SCA restricted stock units (“SCA RSUs”), they will be automatically converted into UHG restricted stock units (“UHG RSUs”). The number of UHG Shares underlying your UHG RSUs will be adjusted to reflect the difference in the $57 per share value of SCA Shares in the Transactions and the value of UHG Shares at Closing, but the terms of your new UHG RSUs will generally remain the same as the terms of your SCA RSUs. The vesting schedules and other terms of your UHG RSUs will not change, except that the post-Closing protection period in the event of certain terminations has been extended from two years to four years. This change means that the vesting of certain awards will be accelerated if your employment is terminated by SCA without “cause” within four years following the Closing rather than two years. Please review your individual award agreements to determine if this change applies to your SCA RSUs.

For example, and purely by way of illustration, if you hold SCA RSUs representing 1,000 SCA Shares, and assuming a value of UHG Shares equal to $159.63, you will hold 357 UHG RSUs, with an aggregate value of approximately $57,000 as of the Closing.

You will not owe any taxes based on the conversion of your SCA RSUs. You do not need to submit any paperwork for this conversion, and no paperwork will be sent to you in connection with this conversion. Following the Closing, you will receive a communication detailing the number of UHG Shares underlying the UHG RSUs.

Q.	What will happen to my unvested SCA Equity Awards if I leave SCA?

A.	If you leave SCA before the Closing, the treatment of your unvested SCA Equity Awards will be controlled entirely by your existing agreements. You should review these documents carefully before making any decisions with regard to your employment with SCA.

If you leave SCA for a role with UHG after the Closing, your SCA Equity Awards will have been fully converted as described in this document, and your UHG Options and UHG RSUs will not be affected by this change in employer.

Teammate Stock Purchase Plan

Q.	What happens to my participation in the SCA TSPP?

A.	The current offering period under the SCA Teammate Stock Purchase Plan (“TSPP”) began on January 1, 2017 and the purchase date was scheduled for June 30, 2017. However, SCA is required under the Merger Agreement to terminate the TSPP prior to the closing of the Transactions, and the current offering will be the last offering under the TSPP. Therefore, SCA has decided to terminate the TSPP, effective March 16, 2017, and has established a New Purchase Date of March 15, 2017. Any accumulated contributions you made prior to March 15, 2017 will be used to purchase SCA Shares in accordance with the normal terms of the TSPP. Any remaining contributions not used to purchase SCA shares will be returned to you through payroll. You cannot increase your current rate of contribution to the TSPP, but you can terminate your participation until March 14, 2017, as set forth under and subject to the terms of the TSPP plan document.

You may elect to participate in the Tender Offer with SCA Shares purchased through the TSPP. The process of tendering SCA Shares is contained in the Tender Offer documentation and instructions, which are available to you as described on the front page of this document. However, if you tender SCA Shares purchased through the TSPP, you should be aware that the “disqualifying disposition” rules continue to apply in the Transactions (as well as the sale of any UHG Shares you receive in exchange for your SCA Shares acquired through the TSPP), as you may not have held the SCA Shares purchased through the TSPP for the requisite holding period before selling them, as required by the terms of the TSPP and the Internal Revenue Code. Additional information regarding the tax treatment of SCA Shares purchased through the TSPP, as well as the TSPP in general, can be found on the SCA Benefits Center website at www.myscabenefits.com.

Even if you do not participate in the Tender Offer with SCA Shares purchased through the TSPP, as a result of the Merger and the receipt of a portion of the consideration in cash, you should be aware that the “disqualifying disposition” rules may apply to at least some of the SCA Shares purchased through the TSPP. The tax consequences are complex and will differ depending upon your particular circumstances. We strongly encourage you to discuss the consequences of the Transactions on your SCA Shares purchased through the TSPP with your own financial and tax advisors.

Q.	Will I be able to participate in the UHG Employee Stock Purchase Plan?

A.	UHG’s Employee Stock Purchase Plan is only available to UHG employees. Upon the Closing date you will remain an employee of SCA and as such you will not be eligible to participate in UHG’s Employee Stock Purchase Plan. It is possible that all SCA teammates will become UHG teammates at some time in the future.

General Information Regarding Income Tax Consequences

Q.	Will the Transactions have any income tax consequences for me if I hold SCA Shares?

A.	Yes. The Transactions have income tax consequences for all SCA shareholders.

The receipt of cash in exchange for SCA Shares in the Transactions will be taxable for U.S. federal income tax purposes. In general, a U.S. holder of SCA Shares who receives cash as part of the exchange for those shares in the Transactions will recognize gain or loss for U.S. federal income tax purposes equal to the lesser of (i) the cash received or (ii) the gain realized on the SCA Shares (which is equal to the excess of $57 per share over the adjusted tax basis that you have in the SCA Shares). If the SCA Shares exchanged constitute capital assets in your hands, such gain or loss will be capital gain or loss. Note that if the SCA Shares were purchased under the TSPP, there may be additional tax consequences.

We recommend that you consult your own tax advisors as to the particular tax consequences to you of the Transactions, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

Q.	What state taxes will I owe in connection with the exchange of my SCA Shares in the Transactions?

A.	State laws vary. Please consult with your own tax and financial advisors for more information regarding state taxes owed as a result of the exchange of your SCA Shares in the Transactions.

Q.	When will I owe federal income taxes on the taxable income I have if I recognize ordinary income or a capital gain as a result of the Transactions?

A.	In general, in order to avoid late filing and late payment penalties, you will be required to pay any federal taxes arising from the Transactions by April 15, 2018. However, you may have to pay a portion earlier by increasing your withholding from your paycheck or by making estimated tax payments.

Sale of New UHG Shares After the Closing

Q.	Will I have further taxable income or gain when I sell my UHG Shares after the Closing?

A.	It is possible. You will recognize a capital gain or loss, if any, equal to the difference between the amount realized upon the sale of UHG Shares and your tax basis in the UHG Shares. This capital gain or loss will be long-term capital gain or loss if your holding period in the UHG Shares exceeds one year.

Q.	What is my tax basis in the UHG Shares that I receive in the Transactions?

A.	Your adjusted tax basis in the UHG Shares will be the adjusted tax basis you had in your SCA Shares, increased by the amount of any gain recognized, and decreased by the amount of cash received.

Q.	When does the holding period applicable to the UHG Shares I receive in the Transactions start?

A.	The holding period applicable to the UHG Shares that you receive in the Transactions includes the period for which you held your SCA Shares.

Miscellaneous

Q.	Who at SCA can I talk to if I have additional questions?

A.	You can reach out to Cynthia Teel at Cynthia.Teel@scasurgery.com with any additional questions you may have.

Cautionary Statement Regarding Forward Looking Statements

This communication may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth Group Incorporated (“UnitedHealth Group”), SCA and the proposed acquisition of SCA by UnitedHealth Group. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the UnitedHealth Group exchange offer and mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the mergers; uncertainty as to how many shares of SCA common stock will be tendered into the UnitedHealth Group exchange offer; the risk that the UnitedHealth Group exchange offer and mergers will not close within the anticipated time periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth Group’s acquisition of SCA; the possibility that the parties may be unable to successfully integrate SCA’s operations into those of UnitedHealth Group; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at SCA may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth Group and SCA are subject to intense competition; factors that affect UnitedHealth Group’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth Group and SCA described in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2016, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov.

SCA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group and SCA. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group has filed a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group have filed a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for the registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety before making any decision regarding exchanging their shares, because they contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, have been made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement are available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at 800-768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.